Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

February 24, 2014

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by FS Investment Corporation II (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to 90% of the offering price per Share determined as of April 1, 2014 or, if the Company’s public offering closes to new investors prior to expiration of the Offer, at a price equal to 90% of the price per Share determined as of April 1, 2014 in the same manner that the Company determined the offering price per Share for purposes of its public offering. The offering price as of February 19, 2014, the date of the Company’s most recent closing, was $10.55 per Share, but the share price as of April 1, 2014 may be higher or lower than such amount. The Offer period will begin on or before February 27, 2014 and end at 5:00 P.M., Central Time, on March 27, 2014. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about April 1, 2014.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PURSUANT TO THE OFFER, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the Purchase Price, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the lesser of (i) 3,672,936 Shares (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2013), and (ii) the number of Shares the Company can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan during the 2014 calendar year prior to expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 5:00 P.M., Central Time, on March 27, 2014.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

FSIC II Investment Services c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	FSIC II Investment Services c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

If you have any questions, please call your financial advisor or call the Company at (877) 628-8575.

Sincerely,

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation II